InterOil Announces Third Quarter 2011 Financial and Operating Results

PORT MORESBY, Papua New Guinea and HOUSTON, Nov. 14, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced financial and operating results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights and Recent Developments

  InterOil recorded a consolidated net loss for the quarter ended September 30, 2011 of $19.8 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net loss for the quarter of $0.7 million, while the development segments of Upstream and Midstream Liquefaction had a collective net loss of $19.1 million.
  At the end of the quarter, we retained Morgan Stanley & Co. LLC, Macquarie Capital (USA) Inc. and UBS AG as joint financial advisors to assist us with soliciting and evaluating proposals from potential strategic partners.  We anticipate that these proposals will relate to obtaining an internationally recognized LNG operating partner for development of the Gulf LNG Project's gas liquefaction and associated facilities in the Gulf Province of Papua New Guinea, together with a sale of an interest in the Elk and Antelope fields, and in our other exploration tenements in Papua New Guinea.
  Civil works on the road between the Purari river wharf and the Elk/Antelope fields continued during the year through the third quarter, with the connection to Antelope-2 completed towards the end of the quarter.  Work now involves cleaning up, grading, strengthening bridges and surfacing of the road.
  Subsequent to the quarter end, a further phase of 50 kilometers of exploration seismic is currently underway to further delineate  identified leads in PPLs [236 and 238], which will assist us in locating our next well in these license areas which we are required to drill before the end of March 2013 in compliance with our license commitments.

InterOil Chief Executive Officer Phil Mulacek commented, "We are pleased to be working with internationally-recognized advisors to seek proposals from potential strategic partners. While we look forward to a prompt conclusion to this process and to our discussions with the PNG Government concerning the Gulf LNG Project, we continue to pre-invest in our Gulf LNG Project and the civil works and the front-end engineering and design . We believe that the considerable strengthening of the Asian LNG market, the increased interest in exploration and investment in Papua New Guinea, as well as the Company's reservoir analysis and project design fundamentals, will yield a successful result from the partnering process. We continue to negotiate LNG offtake agreements and are working with a number of parties with this aim."

"We look forward to spudding the Triceratops 2 well and expect to do so towards the end of this fourth quarter. The phase three seismic program has improved our structural model of the prospect and increased our optimism for a successful confirmation with the drill bit. In addition, our exploration activities are maturing our prospect inventory."

Corporate Financial Results

The net loss for the quarter ended September 30, 2011 was $19.8 million compared with a net loss of $14.4 million for the same quarter of 2010, an increase in the loss of $5.4 million. The results for the quarter ended September 30, 2011 were affected by lower gross margins of $13.4 million due to lower crack spreads on our export products during the quarter and inventory write downs due to a fall in crude and product prices at the end of the third quarter of 2011, expensed seismic costs were higher by $5.5 million compared with the prior year quarter, and the recognition of a loss on Flex LNG investment of $6.0 million due to fall in its quoted share price.

InterOil's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the quarter ended September 30, 2011 was a loss of $11.5 million, compared with a loss of $8.6 million for the same period in 2010, an increase in the loss of $2.9 million. Total revenue increased by $73.4 million from $208.5 million in 2010 to $281.9 million for the third quarter ended September 30, 2011.

Business Segment Results

Upstream - Construction on the road between the Purari river wharf and the Elk and Antelope fields continued through the third quarter of 2011, with the connection to the Antelope-2 well completed towards the end of the quarter. Work now involves cleaning up, grading, strengthening bridges and surfacing of the road. During the third quarter of 2011, areas between the lay down area and the barge wharf near the Purari river were reclaimed and compacted. The construction team commenced raising the lay down area, and the extension for the wharf in addition to civil works in the surrounding areas.

We contracted airborne magnetic, gravity and gamma ray prospecting over PPL236, PPL237 and PPL238. Five acquisition blocks were acquired for a total of 14,288.6 line kilometers of airborne data. A new airborne methane particulate detection tool was trialed over PPL238. Data processing of this airborne data is currently being undertaken.

Subsequent to the third quarter of 2011, a further phase of 50 kilometers of exploration seismic was ordered and is currently under way to further delineate identified leads, which will assist us in locating potential drilling locations in PPLs 236 and 238. We are required to drill a well on these licenses before the end of March 2013 in compliance with our license commitments.

InterOil's Upstream business realized a net loss of $15.1 million in the third quarter of 2011, compared with a net loss of $16.6 million in the comparable period a year ago. The positive variance was mainly due to the exclusion of an $8.8 million loss on extinguishment of IPI liability which was recorded in the comparable quarter of 2010 and a reduction in office and administration expenses in the current quarter. The improvements were largely offset by higher exploration costs for seismic activity and higher interest expense due to an increase in inter-company loan balances.

Midstream Refining – Total refinery throughput for the quarter ended September 30, 2011, was 23,797 barrels per operating day, compared with 23,496 barrels per operating day during quarter ended June 30, 2011 and 27,515 barrels per operating day during quarter ended September 30, 2010. Capacity utilization of the refinery for the quarter, based on 36,500 barrels per day operating capacity, was 56% compared with 63% in same quarter of 2010. The capacity utilization of the refinery in the same quarter of 2010 was maximized to stockpile products in anticipation of an extended maintenance shutdown toward the end of the quarter.

The Company's Midstream Refining operations generated a net loss of $1.2 million in the third quarter of 2011 versus a profit of $12.0 million in the prior year. The $13.2 million negative variance is largely due to decreased crack spreads over export products and a refined products write down of $3.4 million due to price decreases at the end of September 2011.

Midstream Liquefaction – On August 3, 2011, InterOil completed another milestone in the development of its Gulf LNG Project, signing a Heads of Agreement with Noble Clean Fuels Limited, a wholly owned subsidiary of Noble Group Limited, for the supply of one mtpa of LNG from the Gulf LNG Project for a ten year period. Definitive, binding agreements are currently being negotiated.

At the end of the quarter, InterOil retained Morgan Stanley & Co. LLC, Macquarie Capital (USA) Inc. and UBS AG as joint financial advisors to assist us with soliciting and evaluating proposals from potential strategic partners. We anticipate that these proposals will relate to obtaining an internationally recognized LNG operating partner for development of the Gulf LNG Project's gas liquefaction and associated facilities in the Gulf Province of Papua New Guinea, together with a sale of an interest in the Elk and Antelope fields, and in our other exploration tenements in Papua New Guinea.

The Company's Midstream Liquefaction business generated a loss of $4.0 million in the third quarter of 2011 compared with a loss of $5.0 million in the same period a year ago. The positive variance resulted from a decrease in office, administration and other expenses for the quarter.

Downstream - Total Downstream sales volumes for the quarter ended September 30, 2011, were 162.5 million liters, compared with 163.2 million liters for the quarter ended June 30, 2011 and 166.6 million liters for the quarter ended September 30, 2010. The volume of sales for this quarter was down compared with the same quarter of 2010 due to temporary mine closures for two of our mining customers during the third quarter of 2011. However, the Papua New Guinea economy continued to remain generally buoyant over this period, driven mainly by the resource sector with the various oil, natural gas and mining projects that are being pursued in various parts of the country, together with a general flow on increase in business activity.

InterOil's Downstream operations generated a profit of $1.1 million in the third quarter of 2011, an improvement of $1.4 million versus a loss of $0.3 million in the same period a year ago. Improved gross margins during the 2011 quarter were partially offset by increased office and administration and other expenses.

Corporate - The Corporate segment generated a net loss of $0.5 million in the quarter ended September 30, 2011 compared to a net loss of $5.4 million for the same period in 2010. Significant items in the two quarters were a $6.0 million loss recognized on the FLEX LNG investment in 2011 compared with a $12.0 million loss on litigation expense in 2010.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended September 30, 2011 by business segment, and on a consolidated basis. Our IFRS transition date was January 1, 2010. The 2010 comparative information has been stated in accordance with IFRS while 2009 comparative information has not been restated and was prepared in accordance with Canadian GAAP in operation during that year.

Quarters ended ($ thousands except per share data)	2011			2010				2009

	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	2,645	4,638	668	245	714	1,349	998	1,027
Midstream – Refining	231,455	262,111	217,743	158,092	173,379	194,016	152,093	173,438
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	186,304	191,431	157,709	143,364	133,508	119,300	109,687	118,270
Corporate	25,078	26,548	18,659	15,213	18,295	11,321	12,093	10,539
Consolidation entries	(163,584)	(180,945)	(151,125)	(122,545)	(117,437)	(100,637)	(96,052)	(93,971)
Total revenues	281,898	303,783	243,654	194,369	208,459	225,349	178,819	209,303
Upstream	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574
Midstream – Refining	3,461	27,967	26,632	13,780	15,785	16,962	4,402	8,492
Midstream – Liquefaction	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)
Downstream	3,570	5,777	8,744	4,709	1,674	7,060	4,492	4,391
Corporate	1,548	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765
Consolidation entries	(10,263)	(5,270)	(9,201)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)
EBITDA (1)	(11,455)	38,972	18,066	(27,590)	(8,621)	14,888	4,859	9,138
Upstream	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)
Midstream – Refining	(1,201)	17,314	14,894	8,531	11,998	12,056	(74)	18,070
Midstream – Liquefaction	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,591)
Downstream	1,146	2,306	4,491	2,642	(325)	3,719	671	2,371
Corporate	(473)	11,275	3,463	3,381	(5,398)	1,796	3,544	3,036
Consolidation entries	(190)	3,657	(1,597)	(403)	908	(1,435)	(193)	1,047
Net (loss)/profit	(19,778)	23,540	698	(35,808)	(14,372)	7,833	(3,145)	19,307
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.41)	0.49	0.01	(0.78)	(0.33)	0.18	(0.07)	0.45
Per Share – Diluted	(0.41)	0.48	0.01	(0.78)	(0.33)	0.17	(0.07)	0.43
(1) EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled "Non-GAAP Measures and Reconciliation".

Balance Sheet and Liquidity

InterOil closed the third quarter of 2011 with cash, cash equivalents, and cash restricted of $144.4 million (September 2010 – $66.8 million), of which $30.1 million (September 2010 - $30.7 million) was restricted. In addition, we also had $11.3 million equivalent of PGK in short term treasury bills issued by the Bank of Papua New Guinea. We also had aggregate working capital facilities of $288.0 million, with $112.3 million available for use in our Midstream Refining operations, and $34.8 million available for use in Downstream operations.

As at September 30, 2011, our debt-to-capital ratio (being debt/[shareholders' equity + debt]) was 12.7% (10.0% as at September 30, 2010), well below our targeted maximum gearing level of 50%. The increase in gearing from 2010 was mainly due to the 2.75% convertible senior notes due 2015 issued in November of last year.

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at September 30, 2011.

Organization	Facility	Balance outstanding September 30, 2011	Effective interest rate	Maturity date
OPIC secured loan	$40,000,000	$40,000,000	6.89%	December 2015
BNP Paribas working capital facility	$230,000,000 (2)	$24,819,608 (1)	3.35%	January 2012
Westpac PGK working capital facility	$35,720,000	$19,290,041	9.50%	October 2011
BSP PGK working capital facility	$22,325,000	$3,975,600	9.31%	August 2012
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(4)	November 2015
Mitsui unsecured loan (3)	$10,393,023	$10,393,023	6.20%	See detail below

(1) Excludes letters of credit totaling $92.9 million, which reduce the available balance of the facility to $112.3 million at September 30, 2011.

(2) The facility was increased by $30.0 million during the quarter ended March 31, 2011 from $190.0 million to $220.0 million, and was then increased by a further $10.0 million during the quarter ended June 30, 2011 to $230.0 million.

(3) Facility is to fund our share of the CS Project costs as they are incurred pursuant to the JVOA.

(4) Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue
Sales and operating revenues	278,499,694	207,476,650	819,484,250	608,695,372
Interest	368,768	29,701	952,421	105,367
Other	3,029,088	951,830	8,898,772	3,825,249
	281,897,550	208,458,181	829,335,443	612,625,988

Changes in inventories of finished goods and work in progress	(31,631,324)	38,523,557	43,859,762	50,736,222
Raw materials and consumables used	(238,480,416)	(224,232,024)	(787,256,505)	(586,476,636)
Administrative and general expenses	(11,809,956)	(9,923,150)	(33,119,377)	(27,524,377)
Derivative gains/(losses)	1,914,207	541,728	1,498,275	(139,619)
Legal and professional fees	(1,538,559)	(1,919,554)	(4,498,526)	(5,518,876)
Exploration costs, excluding exploration impairment (note 9)	(6,568,147)	(1,058,762)	(16,636,215)	(3,372,325)
Finance costs	(4,448,608)	(3,111,294)	(13,185,060)	(7,769,610)
Depreciation and amortization	(5,168,473)	(3,156,596)	(13,980,789)	(10,164,707)
Gain on sale of oil and gas properties	-	2,140,783	-	2,140,783
Loss on extinguishment of IPI liability	-	(8,795,059)	-	(8,795,059)
Litigation settlement expense	-	(12,000,000)	-	(12,000,000)
Loss on Flex LNG investment (note 10)	(6,048,537)	-	(1,834,279)	-
Foreign exchange gains/(losses)	1,918,158	911,406	17,696,737	(7,549,927)
	(301,861,655)	(222,078,965)	(807,455,977)	(616,434,131)
(Loss)/profit before income taxes	(19,964,105)	(13,620,784)	21,879,466	(3,808,143)

Income taxes
Current expense	(116,517)	60,338	(4,488,623)	(3,155,988)
Future expense	302,687	(809,935)	(12,930,404)	(2,716,948)
	186,170	(749,597)	(17,419,027)	(5,872,936)

(Loss)/profit for the period	(19,777,935)	(14,370,381)	4,460,439	(9,681,079)

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(19,777,694)	(14,372,780)	4,454,238	(9,685,874)
Non-controlling interest	(241)	2,399	6,201	4,795
	(19,777,935)	(14,370,381)	4,460,439	(9,681,079)

Basic (loss)/profit per share	(0.41)	(0.33)	0.09	(0.22)
Diluted (loss)/profit per share	(0.41)	(0.33)	0.09	(0.22)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	47,993,229	43,963,555	47,936,721	43,764,733
Diluted (Expressed in number of common shares)	47,993,229	43,963,555	48,857,182	43,764,733

See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at

	September 30,	December 31,	September 30,
	2011	2010	2010
	$	$	$

Assets
Current assets:
Cash and cash equivalents	114,330,510	233,576,821	36,066,119
Cash restricted	23,543,921	40,664,995	24,266,163
Short term treasury bills (note 6)	11,324,929	-	-
Trade receivables	105,377,991	48,047,496	54,035,914
Derivative contracts receivables (note 7)	413,093	-	321,995
Other assets	755,309	505,059	598,066
Inventories (note 8)	170,997,122	127,137,360	120,863,271
Prepaid expenses	2,361,925	3,593,574	1,253,048
Total current assets	429,104,800	453,525,305	237,404,576
Non-current assets:
Cash restricted	6,530,817	6,613,074	6,457,867
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	237,330,322	225,205,427	219,143,322
Oil and gas properties (note 9)	330,346,730	255,294,738	241,773,361
Deferred tax assets	742,379	14,098,128	14,779,583
Investments (note 10)	5,644,478	-	-
Total non-current assets	587,221,043	507,837,684	488,780,450
Total assets	1,016,325,843	961,362,989	726,185,026
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	94,840,696	76,087,954	90,553,035
Derivative contracts (note 7)	318,736	178,578	66,090
Working capital facilities (note 11)	48,085,248	51,254,326	50,903,936
Unsecured loan and current portion of secured loan (note 13)	19,393,023	14,456,757	36,060,624
Current portion of Indirect participation interest (note 14)	540,002	540,002	540,002
Total current liabilities	163,177,705	142,517,617	178,123,687
Non-current liabilities:
Secured loan (note 13)	30,481,180	34,813,222	39,257,236
2.75% convertible notes liability (note 17)	54,816,599	52,425,489	-
Deferred gain on contributions to LNG project	7,263,210	8,949,857	9,506,363
Indirect participation interest (note 14)	34,134,387	34,134,387	38,070,650
Asset retirement obligations (note 15)	4,289,444	-	-
Total non-current liabilities	130,984,820	130,322,955	86,834,249
Total liabilities	294,162,525	272,840,572	264,957,936
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 16)	902,114,261	895,651,052	639,066,307
Authorized - unlimited
Issued and outstanding - 48,000,131
(Dec 31, 2010 - 47,800,552)
(Sep 30, 2010 - 44,100,535)
2.75% convertible notes (note 17)	14,298,036	14,298,036	-
Contributed surplus	24,552,456	16,738,417	24,368,797
Accumulated Other Comprehensive Income	24,164,391	9,261,177	8,612,891
Conversion options (note 14)	12,150,880	12,150,880	12,950,880
Accumulated deficit	(255,143,006)	(259,597,244)	(223,790,177)
Total equity attributable to owners of InterOil Corporation	722,137,018	688,502,318	461,208,698
Non-controlling interest	26,300	20,099	18,392
Total equity	722,163,318	688,522,417	461,227,090
Total liabilities and equity	1,016,325,843	961,362,989	726,185,026
See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Statement of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net (loss)/profit	(19,777,935)	(14,370,381)	4,460,439	(9,681,079)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,168,473	3,156,596	13,980,789	10,164,707
Deferred tax assets	(66,555)	393,247	13,355,749	2,133,386
Gain on sale of exploration assets	-	(2,140,783)	-	(2,140,783)
Accretion of convertible notes liability	808,915	-	2,391,110	-
Amortization of deferred financing costs	55,986	389,320	167,958	501,292
Timing difference between derivatives recognized
and settled	(89,857)	90,791	(272,935)	(255,905)
Stock compensation expense, including restricted stock	4,029,821	3,433,536	11,728,248	8,436,548
Movement in net realizable value write down	(3,255,318)	(27,517)	3,417,882	-
Accretion of asset retirement obligation liability	79,678	-	79,678	-
Oil and gas properties expensed	6,568,147	1,058,762	16,636,215	3,372,325
Loss on extinguishment of IPI Liability	-	8,795,059	-	8,795,059
Non-cash litigation settlement expense	-	12,000,000	-	12,000,000
Loss on Flex LNG investment	6,048,537	-	1,834,279	-
Unrealized foreign exchange (gain)/loss	(3,763,825)	(1,108,707)	(1,847,242)	959,476
Change in operating working capital
(Increase)/decrease in trade receivables	4,515,067	27,044,253	(35,290,574)	(15,163,495)
Decrease in other assets and prepaid expenses	637,017	1,598,128	981,399	5,753,482
Decrease/(increase) in inventories	35,072,018	(35,585,073)	(37,484,446)	(50,316,870)
Increase in accounts payable and accrued liabilities	13,422,313	7,611,475	23,754,298	12,237,391
Net cash from/(used in) operating activities	49,452,482	12,338,706	17,892,847	(13,204,466)

Investing activities
Expenditure on oil and gas properties	(35,025,246)	(27,461,204)	(98,420,370)	(88,959,186)
Proceeds from IPI cash calls	91,138	367,521	91,138	15,538,441
Expenditure on plant and equipment, net of disposals	(10,442,871)	(6,339,716)	(23,691,596)	(11,831,229)
Proceeds received on sale of exploration assets	-	-	-	13,903,682
Investment in short term treasury bills	(11,324,929)	-	(11,324,929)	-
Acquisition of Flex LNG Ltd shares, including transaction costs	-	-	(7,478,756)	-
Decrease/(increase) in restricted cash held as security on
borrowings	6,453,266	(5,144,171)	17,203,331	(1,415,455)
Change in non-operating working capital
Increase in trade receivables	(10,000,000)	-	(10,000,000)	-
(Decrease)/increase in accounts payable and accrued liabilities	(916,001)	5,988,666	(10,763,171)	10,330,770
Net cash used in investing activities	(61,164,643)	(32,588,904)	(144,384,353)	(62,432,977)

Financing activities
Repayments of OPIC secured loan	-	-	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	551,562	3,217,582	9,872,532	6,454,582
Proceeds from/(repayments of) Clarion Finanz secured loan,
net of transaction costs	-	24,000,000	-	24,000,000
Proceeds from PNG LNG cash call	-	-	-	866,600
Proceeds from Petromin for Elk and Antelope field development	-	500,000	-	3,500,000
(Repayments of)/proceeds from working capital facility	(45,633,592)	(6,728,746)	(3,169,078)	26,277,517
Proceeds from issue of common shares/conversion of debt,
net of transaction costs	192,550	3,662,229	2,549,000	8,655,044
Net cash from financing activities	(44,889,480)	24,651,065	4,752,454	65,253,743

(Decrease)/increase in cash and cash equivalents	(56,601,641)	4,400,867	(121,739,052)	(10,383,700)
Cash and cash equivalents, beginning of period	168,439,410	31,665,252	233,576,821	46,449,819
Exchange gains/(losses) on cash and cash equivalents	2,492,741	-	2,492,741	-
Cash and cash equivalents, end of period	114,330,510	36,066,119	114,330,510	36,066,119
Comprising of:
Cash on Deposit	23,684,485	36,066,119	23,684,485	36,066,119
Term Deposits	90,646,025	-	90,646,025	-
Total cash and cash equivalents, end of period	114,330,510	36,066,119	114,330,510	36,066,119

See accompanying notes to the condensed consolidated interim financial statements

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyse operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP. Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP (i.e. IFRS) measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2011			2010				2009
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Upstream	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574
Midstream – Refining	3,461	27,967	26,632	13,780	15,785	16,962	4,402	8,492
Midstream – Liquefaction	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)
Downstream	3,570	5,777	8,744	4,709	1,674	7,060	4,492	4,391
Corporate	1,548	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765
Consolidation Entries	(10,263)	(5,269)	(9,201)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)
Earnings before interest, taxes, depreciation and amortization	(11,455)	38,973	18,066	(27,590)	(8,621)	14,888	4,859	9,138
Subtract:
Upstream	(7,806)	(7,142)	(6,352)	(5,481)	(4,600)	(4,367)	(4,080)	(4,056)
Midstream – Refining	(2,494)	(2,211)	(1,675)	(1,509)	(1,693)	(1,651)	(1,731)	(1,973)
Midstream – Liquefaction	(372)	(268)	(223)	(184)	(376)	(351)	(342)	(379)
Downstream	(1,233)	(1,116)	(826)	(835)	(938)	(1,167)	(800)	(930)
Corporate	(1,477)	(1,641)	(1,395)	(1,158)	(342)	(20)	(20)	(27)
Consolidation Entries	10,041	8,894	7,572	6,571	6,107	5,916	5,687	5,905
Interest expense	(3,341)	(3,484)	(2,899)	(2,596)	(1,842)	(1,640)	(1,286)	(1,460)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	678	(5,677)	(7,298)	(1,040)	101	(366)	(173)	14,316
Midstream – Liquefaction	0	-	-	36	-	-	-	(8)
Downstream	(297)	(1,449)	(2,623)	(495)	(322)	(1,524)	(2,361)	(411)
Corporate	(195)	(629)	71	(11)	(529)	97	(797)	1,340
Consolidation Entries	0	0	-	(2)	(2)	(2)	-	(3)
Income taxes	186	(7,755)	(9,850)	(1,512)	(752)	(1,795)	(3,331)	15,234
Upstream	(1,105)	(154)	(641)	(683)	(232)	(78)	(138)	(144)
Midstream – Refining	(2,846)	(2,765)	(2,765)	(2,700)	(2,195)	(2,888)	(2,572)	(2,765)
Midstream – Liquefaction	(6)	(6)	(6)	(7)	(6)	(6)	(6)	(7)
Downstream	(894)	(906)	(804)	(737)	(739)	(651)	(660)	(679)
Corporate	(349)	(395)	(435)	(16)	(17)	(32)	(41)	(43)
Consolidation Entries	32	32	32	33	32	32	32	33
Depreciation and amortisation	(5,168)	(4,194)	(4,619)	(4,110)	(3,157)	(3,623)	(3,385)	(3,605)
Upstream	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)
Midstream – Refining	(1,201)	17,314	14,894	8,531	11,998	12,056	(74)	18,071
Midstream – Liquefaction	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,593)
Downstream	1,146	2,306	4,491	2,642	(325)	3,718	671	2,371
Corporate	(473)	11,275	3,463	3,381	(5,398)	1,796	3,544	3,034
Consolidation Entries	(190)	3,657	(1,596)	(403)	908	(1,437)	(191)	1,050
Net (loss)/profit per segment	(19,778)	23,540	699	(35,808)	(14,372)	7,830	(3,143)	19,307

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

INVESTOR CONTACTS FOR INTEROIL

Wayne Andrews	Meg Hunt LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular soliciting and evaluating proposals from and transacting with potential LNG strategic partners, discussions with the PNG government, further seismic-related and other exploration activities, spudding of the Triceratops 2 well, the potential execution of definitive agreements with Noble Clean Fuels Ltd or other parties in relation to the proposed Gulf LNG Project and the condensate stripping, transmission and distribution projects, progress to and achievement of Final Investment Decisions in such projects, the construction and development of the proposed LNG plants and condensate stripping plant, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, and the ability to develop and monetize our resources and production through development and exploration activities. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.